February 5, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	The X-Change Corporation Form 10-KSB for the Fiscal Year Ended December 31, 2006 Form 10-QSB for the Fiscal Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 File No. 002-41703
Dear Mr. Spirgel:
We have received your letter dated December 14, 2007, containing comments on the above referenced documents.
We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Following please find our responses, numbered to correspond to each of your comments.
Please feel free to contact me at 972-747-0051, ex. 113, or our securities attorney, Kevin Woltjen at 214-651-2344, if you have any questions or require any further information regarding these matters.
Sincerely,

George DeCourcy
Chief Financial Officer
Encl.
cc:    Kevin Woltjen, Strasburger & Price, LLP

Form 10-KSB for the Fiscal Year ended December 31, 2006
Report of Independent Registered Public Accountants, page F-1
1.	Please have your auditors revise their report to cover the consolidated statement of stockholder’s equity (deficit).

Response:

We have initiated the process of amending our Form 10-KSB for the fiscal year ended December 31, 2006, and as part of this, we expect our (previous) auditors to revise their report to cover the consolidated statement of stockholder’s equity (deficit).
Note 1 — Organization and Summary of Significant Accounting Policies, page F-8
2.	Refer to your discussion of revenue recognition on page F-10. Your disclosure that revenue is recognized when the earnings process is complete, and services or products are delivered and collectibility is reasonably assured, is too vague. Please provide details of your revenue recognition policies for all significant products and services. Your disclosure should address significant terms of major contracts (i.e., length of contract, terms of acceptance, whether ongoing training service or obligations exist, return policies, warranties, etc.) and how they impact revenue recognition. Include reference to authoritative literature used as guidance as it relates to each significant revenue stream.

Response:

We will amend our discussion of revenue recognition in the amendment to our Form 10-KSB for the year ended 2006 substantially in accordance with the following:

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), and Financial Accounting Standards Board (“FASB”) Emerging Issue Task Force No 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Revenue includes amounts earned from collaborative agreements and feasibility studies and is comprised of reimbursed research and development costs as well as upfront and milestone payments.

Revenue from the sale of products is recognized at the time the product is shipped and the title transfers to customers, provided no continuing obligation exists and there is reasonable assurance of collection.

Non-refundable upfront payments received upon execution of collaborative agreements are recorded as deferred revenue and recognized over the term of the collaborative agreement. Such period generally represents the research and development period set forth in the work plan defined in the respective agreements between the Company and its third-party collaborators.

Milestone payments are recognized as revenue upon achievement of the “at risk” milestone events which represent the culmination of the earnings process related to that milestone. These events are generally acknowledged by the customer in a sign-off process.

Revenues pursuant to servicing or support agreements are recognized over the term of those contracts and are generally separate from research and development agreements or product delivery agreements.

Note 6 — Common Stock Transactions, page F-17
3.	Refer to your discussion on page F-18 of stock issued to consultants for services. Please clarify whether stock compensation associated with shares issued to consultants is based on the value of services received or the fair value of the shares issued. In that regard, we note that the company issued 100,000 shares to an outside investor on March 31, 2005 for $1.00 per share, while on the same date issuing 70,000 shares to a consultant for $1,000 in services, the equivalent of $0.14 per share. If stock compensation is based on the value of the services received, please explain your basis for concluding that this value is more reliably measurable than fair value of your equity instruments. Also confirm whether the consultant is otherwise affiliated with the company, or any of its officers or directors.

Response:

None of the current management team was with the organization at the time of the transactions mentioned. We are not clear as to why $1,000 was expensed as consulting services. Discussions with prior management have indicated that the majority of the 70,000 shares issued for services on March 31, 2005 were issued in connection with the equity raising function. In this case, such amount should be offset against the equity raised and would not affect the Statement of Operations for this or any other year. Therefore, revising the amount to the fair market value of shares, we believe would have an immaterial impact on the Company’s financial statements. Accordingly we would propose not revising the 2005 10KSB for this item.

We believe that the recipients of the 70,000 shares were not affiliated with the company or any of its officers or directors.
Note 10 — Merger/Acquisition, page F-21
4.	Tell us in detail, how you accounted for the acquisition of AirGate. Include in your discussion the value attributed to the shares issued as consideration and what assets were acquired. Provide reference to all authoritative literature used as guidance.

Response:

AirGATE was acquired by The X-Change Corporation in a simple stock for stock exchange on July 20, 2005. No other assets other than shares of AirGATE were acquired in the transaction. 10,000,000 shares of X-Change stock were issued in the transaction, which when added to the previous outstanding shares of approximately 16,042,000 shares resulted in total outstanding shares of 26,042,000. AirGATE had nominal physical assets, but had development contracts with two customers and certain exclusivity rights that were considered of value at the time.

We have made numerous requests of the prior auditors to provide us with specifics of the accounting. They have acknowledged our requests and have agreed to cooperate, however we have yet to receive any information.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007
Note 2 — Deferred Costs, page 8
5.	We note that during the first quarter of 2007 the company reclassified $290,000 associated with 500,000 shares issued to Hexion Specialty Chemical from intangible asset to deferred costs and adjusted the amortization period. Please explain the nature of this asset to us in more detail and tell us how you determined the appropriate accounting treatment for this arrangement.

Response:

In 2006, the Company issued 500,000 shares of common stock in connection with the extension of a research and development contract with Hexion and the right to earn additional royalty revenue. This amount was originally recorded as an intangible and was to be expensed over the expected life of the royalty revenue stream.

Upon further analysis, as there is no assurance that any royalty revenue will be earned, the Company revised its accounting to amortize the fair value of the shares issued, over the life of the agreement with Hexion, which ended later in 2006. In connection with the Company’s analysis of this transaction, the amount recorded in connection with the issuance of common stock was also revised and recorded at the trading price of common shares using the execution date of the contract.
Note 6 — Restatement — 2006, page 11
6.	You appear to have materially restated your 2006 financial statements during the quarter ending March 31, 2007. Please revise your Form 10-KSB for the year ended December 31, 2006 to include restatement. Please provide all disclosures required by paragraph 26 of SFAS 154.

Response:

As mentioned above, the Company has initiated efforts to amend its Form 10-KSB for the year ended 2006, and intends to provide all disclosure required by paragraph 26 of SFAS 154.

7.	Additionally, please file an Item 4.02 Form 8-K reporting the restatement.

Response:

The Company expects to file an Item 4.02 Form 8-K in the immediate future.

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